GRUPO CARSO, S.A. DE C.V.

May 8, 2003



Securities and Exchange Comissio
Office of International Corporate Finar
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the english version of the following information of Grupo Carso, S.A. de C.V., related to the General Ordinary and Extraordinary Shareholders´ Meeting which will be held on April 28, 2003:

- Copy of the call for each Meeting.
- Audited Financial Statements as of December 31, 2002.
- Annual report of the Board of Directors and of the Examiner of the Company.

We are sending this information in behalf of Grupo Carso, S.A. de C.V. as required in rule 12g3-2b.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

GRUPO CARSO, S.A. DE C.V.

CALL FOR
EXTRAORDINARY AND ORDINARY SHAREHOLDER'S GENERAL MEETINGS

By decree of the Board of Directors, the shareholders of Grupo Carso, S.A. de C.V are herby call for to attend the Extraordinary Shareholder's General Meeting and Ordinary Shareholder's General Meeting to be held the 28th day of April, 2003 at 13:15 p.m and 13:30 p.m., respectively, at Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, México, D.F., shopping center Santa Fe- Sears Store, third floor (store's corporate offices) to address the following issues:

AGENDA
EXTRAORDINARY SHAREHOLDER'S GENERAL MEETING

I. Presentation and, if pertinent, approval of a proposal to make certain changes and additions to the bylaws, in order to adapt them, fundamentally, to various regulatory requirements set forth by the Mexican Banking and Securities Commission. (Comisión Nacional Bancaria y de Valores). Resolutions in this regard.
II. Nomination of Special Delegates who will formalize and comply with the resolutions adopted by the Meeting. Resolutions in this regard.

AGENDA
ORDINARY SHAREHOLDER'S GENERAL MEETING

I. Presentation and, if pertinent, approval of the Board of Directors' report referring to the fiscal year ending December 31ST, 2002, which includes updated financial statements and the Commissary's report, according to the terms set forth in Article 172 of the Trading Companies' Act (Ley General de Sociedades Mercantiles), as well a other related information. Resolutions in this regard.
II. Presentation and, if pertinent, approval of a proposal regarding the application of profits, originating from the balance of the net financial profit account, which includes the payment to the shareholders of a cash dividend of $0.70 Mexican Pesos per share, divided into two equal partial payments of $0.35 Mexican Pesos per share each. Resolutions in this regard.
III. Presentation and, if pertinent, approval of a proposal stating that the maximum amount of the resources for the acquisition of personally owned shares be fixed at an amount not higher than $2,000 million Mexican Pesos, as set forth by Article 14 Bis 3, section I of the Securities Market Statute, and the adoption of resolutions in this respect, as well as those which may be derived from and be related to the purchase of personally owned shares.
IV. Ratification, if pertinent, of the actions taken by the Board of Directors during the fiscal year 2002. Resolutions in this regard.
V. Nomination or confirmation, as the case may be, of the members of the Board of Directors, as well as the Commissaries. Adoption of resolutions in this regard, and those referring to the honoraria, as well as all others, which may result from said nomination.
VI. Nomination of Special Deputies for the execution and formalization of the Resolutions taken by this Meeting. Resolutions in this regard.

In order to have the right to attend, and to vote, if pertinent, during these Meetings, the shareholders must obtain their respective admission cards no later than April 25th, 2003, against deposit of their share certificates, at the address set forth in the last paragraph of this document, or against the delivery, to the Corporation, of the evidence of their deposit with any financial institution in Mexico or abroad, or with a brokerage house located within the Mexican Republic. In the case of shares deposited with en S.D. Indeval, S.A. de C.V., the admission cards will be issued against delivery, to the Corporation, of the respective vouchers and, if pertinent, of the complementary registers as laid out in Article 78 of the Securities Market Statute.

As of the time of publication of this call for, the information and related documents, referring to each one of the issues set forth in the Agenda of each Meeting, will be at the disposal of the shareholders, immediately and free of charge. The shareholders may be represented by a proxy, who will be designated by means of a single power of attorney, in accordance to the statute set forth by Article Eighteenth of the Corporation Statutes. Those persons who attend the meeting in representation of the shareholders, may prove their legal capacity, by means of the power of attorney, executed on forms prepared by the issuer, which will be available to those intermediaries of the securities market, who can prove they are acting in representation of the shareholders of the issuer, within the period referred to in Article 173 of the Trading Companies' Act (Ley General de Sociedades Mercantiles.)

The admission cards, as well as the documents and formats referred to in the two preceding paragraphs, will be at the disposal of the shareholders or their duly accredited representatives, or the securities market intermediaries, as the case may be, at Miguel de Cervantes Saavedra No. 255, first floor, at the corner with Moliere street, Colonia Ampliación Granada, Delegación Miguel Hidalgo, México, D.F., (Telephone 53 28 58 30), during working days and hours.

México, D.F., April 7, 2003.

(Signature)

Lic. Sergio Medina Noriega
Board of Directors' Secretary

Economic Outlook

During 2002, Mexican economy showed a small recovery with a Gross Domestic Product increase of 0.9% that reached $ 6,153 billion of constant pesos at the end of the year. However, the behavior of the GDP remained under the estimations made at the end of 2001. It was affected by external factors such as the uncertainty observed in global economy growth.

The economy weakness acted upon the creation of employment, which was under the prevision for this year. During 2002 the total number of people insured in the Instituto Mexicano del Seguro Social (The Mexican Institute of Social Security) increased in more or less 386,000 persons. The General Open Unemployment Rate showed an increase during that year, passing from 2.4 in 2001 to 2.7 at the end of 2002.

The exchange rate increased around 14% during 2002 resulting in 10.44 pesos per US dollar quotation at the end of the year. Foreign direct investment diminished 46% compared to that of the previous year. The current account deficit amounted $ 14,058 million dollar, which is about 0.6% of the GDP.

The Trade balance recorded a $ 7,997 million dollars deficit, 19.7% lower than the 2001 deficit. The decrease in the trade balance may be explained by oil prices, the small economic growth and the level of the exchange rate that made Mexican producers more competitive in international markets, while import products became more expensive in the domestic market.

During 2002, Banco de México maintained its monetary policy to control inflation; the use of short to squeeze economy's liquidity was useful to reduce inflation expectations. At the end of 2002, short amounted to $ 475 millions.

The National Consumer Price Index increased 5.7% during 2002, resulting 120 basis points above the Banco de Mexico estimation by the end of 2001, and 130 points greater than the inflation registered in 2001. The peso's depreciation and increases in contracted wages were some of the factors pushing inflation up.

The CETE 28-day rate which is considered the reference rate in Mexico, kept an average level of 7.08% during 2002, which is 418 basis points under the rate registered in the previous year. Interest rates maintained a stable trend during the year; CETEs reached their historical minimum in April, and closed the year at 6.98%, only 10 basis points under the yearly average.

2002 was a difficult year for Mexico, it is required that in the future, the country consolidates the macroeconomic stability reached while keeping healthy public finances; however, domestic mechanisms capable of stimulating economic growth and generating jobs must be found.

Operational and Financial Results

The unfavorable economic scenery at domestic and international levels affected the performance of Grupo Carso's corporations in 2002; consolidated sales amounted to $ 51,885 millions, 4.5% under the 54,305 millions reported a year before. Profits were $6,996 millions, a 16.7% decrease from the $8,401 millions obtained in 2001; the operation profit margin lost 199 basis points, and became 13.5%. The joint operational flow of Grupo Carso amounted to $ 9, 065 millions, a 12.5 % decrease if compared to the $ 10,366 millions generated in 2001. The EBITDA margin lost 162 basis points to become 17.5%.

In spite of the economic conditions, year 2002 offered Grupo Carso the opportunity of consolidated its business portfolio around four sectors defined as strategic: telecommunications, commercial and consumption, construction and energy. Although Carso has decided to fundamentally concentrate its efforts in these areas, it has to be highlighted that Carso has also profitable business in other sectors: thus, the Group keeps an important relationship with domestic economy.

In the line of telecommunications, the year was complicated, because the main companies of the sector greatly reduced their investments, in both, the domestic and the exportation markets traditionally served by Carso.

The commercial and consumption sector was relatively stable, although as the year advanced, it showed a slowing trend and of vigorous competition stemming from the economic situation.

The construction sector gave recovery signals during the year, particularly related to popular housing projects that succeeding in reactivating that important economy line. Additionally, during the second half of the year, infrastructure projects started to be promoted with public and private investment.

Within the energy sector, in spite of the fact that the structural reform was not decided as requested by the Executive Power and discussed in Congress, greater dynamism was observed when some bidding processes for new projects and maintenance programs were reactivated.

Following the strategy line set up a year ago, during 2002, Grupo Carso succeeded in strengthening its financial structure by dedicating a good part of her free cash flow to the payment of liabilities with a cost. Thus net debt at year-end was $15,022 millions, a figure representing a 21.7% decrease from the previous year amount. The ratio EBITDA /Net Debt improved by passing from 54% in 2001 to 60% in 2002. Additionally, during the year, Grupo Carso improved its debt profile by extending credit maturity terms, and improving financial costs. During year 2002, Grupo Carso, through Nacobre, issued stock market certificates for an amount of $ 800 millions under a $5,000 million program. The program was qualified MxAA and AA, domestic scale by Standard and Poors and Fitch Mexico respectively.

In September 2002, Grupo Carso completed a credit union loan for $ 225 million dollars that she used to refinance her branches' debts. This credit is divided in two credit tranches due in three and five years, with Libor Rate + 80 pbs for tranche A and Libor + 90 pbs for the first three years and 100 pbs for year four and five for tranche B. A total of ten financial firms participated in the operation.

Uncertainty and flighty conditions in the markets are forecasted for year 2003. Grupo Carso shall maintain the leadership that has become its characteristic while searching to

be more competitive in the markets where she is present, through innovation and operational efficiency in all its business deals.

Once again I take advantage of this means to thank all those who collaborate with us and Invite you all to make your best efforts in a way that shall allow us to our goals. To our shareholders I thank for the trust they have conferred in the Board of directors and the Administration Team. We will try to conduct our efforts in a form that continuously improves our performance, and does expand Grupo Carso while keeping adequate profit levels.

Lic. Carlos Slim Domit
Chairman of the Board of Directors

Examiner's Expert Report

México, D. F. February 28, 2003

To the General Shareholders Assembly of
Grupo Carso, S. A. De C.V.

Acting as Examiner and in compliance with the provisions of Article 166 of the General Corporations Act, and the regulations of Grupo Carso, S. A. de C.V., I present to you my pondered opinion about the truth, sufficiency and reasonability of the consolidated financial information presented before you by the Honorable Board of Directors concerning the Corporation's operations during the fiscal year ending December 31, 2002.

By attending shareholders assemblies and Board of Directors meetings to which I was called for, I obtained from Directors and Administrators all the information regarding any operations, documents, and records I deemed necessary to investigate. Also, I have reviewed the General Consolidated Balance of the Corporation as of December 31, 2002, the consolidated profit and loss statements, the variations of net assets, and the changes in the financial status which are related to the fiscal year ending on the aforementioned date, and that are submitted to the consideration of this H. Assembly for information and approval. In addition I reviewed with the scope that was deemed necessary under the circumstances, the opinion that concerning the above mentioned financial statements was issued by the Corporation's external auditors on February 28, 2003, in which it is mentioned that the consolidated financial statements corresponding to the fiscal year ending on December 31, 2001 were prepared with the purpose of being compared according to what is ordered by Note 2d. My revision, I wish to state, was carried out according to generally accepted auditing standards.

It is my pondered opinion that the accounting and information criteria and policies followed by the Corporation and used by the administrators to prepare the consolidated financial information which they present before this Assembly are adequate and sufficient, and were applied in a form consistent with the previous fiscal year; therefore, the consolidated financial information presented by the Administrators reflects as truthful, sufficient and reasonable Grupo Carso, S. A. de C.V 's financial status as of December 31, 2002, and

that the results of its operations, the variations in net assets and the changes in its financial situation for the year ending on the aforementioned date, are in conformity with the accounting principles generally accepted in Mexico.